UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release and Corporate Presentation

On October 6, 2025, Oculis Holding AG (“Oculis” or the “Registrant”) issued a press release announcing the advancement of Privosegtor (OCS-05) into a registrational program for neuro-ophthalmology indications following a positive meeting with the U.S. Food and Drug Administration (the “FDA”).

Privosegtor is a new peptoid small molecule candidate with the potential to become the first neuroprotective therapy for acute optic neuritis (“AON”) and non-arteritic anterior ischemic optic neuropathy (NAION), with potential in other neuro-ophthalmic and neurological diseases. Following FDA feedback, Oculis is starting the PIONEER program this year, which will include three pivotal trials to support registration plans for Privosegtor in AON and NAION.

•	PIONEER-1 trial in AON (Q4 2025);

•	PIONEER-2 trial in AON (1H 2026); and

•	PIONEER-3 trial in NAION (mid-2026).

The first two trials, PIONEER-1 and PIONEER-2, will evaluate Privosegtor following the acute onset of optic neuritis in a broad population. The primary endpoint will be measured as low-contrast visual acuity at 3 months. Dosing and patient enrollment criteria will mirror those of the positive Phase 2 ACUITY trial, which demonstrated improvement in visual function and anatomical preservation of the retina in patients with AON. PIONEER-1 is expected to initiate in Q4 2025, with PIONEER-2 planned to follow in the first half of 2026.

The FDA provided guidance that Privosegtor can be evaluated in other neuro-ophthalmology indications, such as NAION, under the current Investigational New Drug application. The third trial in the PIONEER program, PIONEER-3, will evaluate Privosegtor after an acute onset of NAION. This study shares the core design and operational elements with PIONEER-1 and PIONEER-2, and is expected to begin in mid-2026. Running these three studies concurrently is expected to generate operational synergies, cost efficiencies, and speed up development timelines.

Oculis also announced that as of September 30, 2025, its preliminary unaudited cash, cash equivalents and short-term investments was approximately $182 million. Oculis’ cash runway is expected to be into 2H 2027 to accelerate the Privosegtor development program, without utilization of its available loan capacity. This financial information reflects Oculis’ preliminary estimate, based on currently available information. Financial closing procedures for the quarter are not yet completed and final results may therefore vary from this estimate. This preliminary estimate has not been audited by Oculis’ independent registered public accounting firm.

On October 6, 2025, Oculis also gave a presentation on the advancement of Privosegtor (OCS-05) into a registrational program for neuro-ophthalmology indications.

The press release and presentation are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Cautionary Statement Regarding Forward Looking Statements

This Report contains forward-looking statements and information. For example, statements regarding the development plans for Privosegtor; the design and timing of clinical trials of Privosegtor; potential effects of Privosegtor, including patient impact and market opportunity; the potential of Privosegtor to be a neuroprotective therapy or treatment for AON, NAION and other neuro-ophthalmic diseases; the potential for the Privosegtor clinical development plan to result in operational synergies, cost efficiencies and accelerated development timelines; Oculis’ estimated cash, cash equivalents and short-term investments and its estimated cash runway; and Oculis’ research and development programs, regulatory and business strategy, future development plans, and management, are forward-looking. All forward-looking statements are based on estimates and assumptions that, while considered reasonable by Oculis and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Oculis’ control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Oculis, including those set forth in the Risk Factors section of Oculis’ annual report on Form 20-F and any other documents filed with the U.S. Securities and Exchange Commission (SEC). Copies of these documents are available on the SEC’s website, www.sec.gov. Oculis undertakes no obligation to update these statements for revisions or changes after the date of this Report, except as required by law.

INCORPORATION BY REFERENCE

The information contained in this Form 6-K, excluding Exhibit 99.1 and Exhibit 99.2, is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-271938 and 333-287806) and Form F-3 (File Nos. 333-271063, 333-278409 and 333-281798).

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated October 6, 2025

99.2	Presentation dated October 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: October 6, 2025	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer